Filed by Lawson Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  Lawson Holdings, Inc.
Commission File No.:  333-129862

Lawson Software Terry Blake Media +1-651-767-4766 terry.blake@lawson.com	Intentia Niklas Björkqvist General Counsel Telephone: +46 8 5552 5249 Fax: +46 8 5552 5999 Cell phone: +46 733 27 5249 niklas.bjorkqvist@intentia.se

Lawson Software Barbara Doyle Investor Relations +1-651-767-4385 barbara.doyle@lawson.com	Intentia Micaela Sjökvist Investor Relations Telephone: +46 8 5552 5000 Cell phone: +46 70 698 6646 micaela.sjokvist@intentia.se

SEC DECLARES LAWSON HOLDINGS FORM S-4

PROXY STATEMENT/PROSPECTUS EFFECTIVE

Lawson Sets Date of April 17, 2006 for Meeting of Stockholders

ST. PAUL, Minnesota and STOCKHOLM, Sweden -  March 17, 2006 – Lawson Software, Inc. (“Lawson”) (Nasdaq: LWSN) announced today that the U.S. Securities and Exchange Commission (SEC) has declared effective the Form S-4 Proxy Statement/Prospectus concerning Lawson’s proposed combination with Intentia International AB (“Intentia”) (XSSE: INT B).  Lawson will hold a meeting of stockholders on April 17, 2006 to approve matters relating to the proposed combination of the two companies, as well as conduct business related to Lawson’s annual meeting for fiscal year 2005.

Lawson stockholders of record as of February 28, 2006 will be mailed the proxy statement/prospectus on or about March 22, 2006.  Lawson stockholders may also attend the meeting of stockholders, which will be held at 10:00 a.m. Central Time on April 17, 2006 at the company’s headquarters at 380 St. Peter Street in downtown St. Paul, Minn.

For Intentia securityholders that are U.S. persons, the Form S-4 Proxy Statement/Prospectus describes the Exchange Offer and the means to tender their shares and warrants.  With the SEC’s declaration that the Lawson Form S-4 is effective, Lawson and Intentia are submitting a Swedish prospectus to the Swedish Financial Supervisory Authority for approval and registration in Sweden.  Once the Swedish prospectus is registered by the Swedish Financial Supervisory Authority, it will be made public and will be distributed to Intentia securityholders that are non-U.S. persons.  The offer acceptance period for Intentia securityholders to tender into the Exchange Offer is expected to close on April 24, 2006.

About Lawson Software

Lawson Software provides business application software and consulting services to services organizations in the healthcare, retail, government and education, banking and insurance and other markets. Lawson’s software suites include enterprise performance management, distribution, financials, human capital management, procurement, retail operations and service process optimization. With headquarters in St. Paul, Minn., Lawson has offices and affiliates serving North and South America, Europe, and Africa. For more information, please visit www.lawson.com.  Lawson Software and Lawson are registered trademarks of Lawson Software, Inc. All rights reserved.

About Intentia International

Intentia is the only global enterprise solutions provider 100% dedicated to bringing software applications and consulting services to companies whose core processes involve manufacturing, distribution and maintenance--what we call the “make, move and maintain” market.

100% of our resources are committed to this market.

100% of our software is designed for this market.

100% of our experience is in serving this market.

Intentia was founded in 1984 and serves over 3,000 customer sites in some 40 countries around the world. Our business solutions currently comprise enterprise management, supplier relationship management, customer relationship management, supply chain management, value chain collaboration, enterprise performance management and workplace management.

Intentia is a public company traded on the Stockholm Stock Exchange (XSSE) under the symbol INT B. Visit Intentia’s Web site at www.intentia.com

Forward-Looking Statements

This press release contains forward-looking statements that contain risks and uncertainties. These forward-looking statements contain statements of intent, belief or current expectations of Lawson and its management, and Intentia and its management.  Such forward-looking statements are not guarantees of future results and involve risks and uncertainties that may cause actual results to differ materially from the potential results discussed in the forward-looking statements.  The companies are not obligated to update forward-looking statements based on circumstances or events that occur in the future.  Risks and uncertainties that may cause such differences include but are not limited to:  uncertainties in Lawson’s ability to realize synergies and revenue opportunities anticipated from the Intentia International acquisition; uncertainties in the software industry; global military conflicts; terrorist attacks in the United States, and any future events in response to these developments; changes in conditions in the company’s targeted service industries; increased competition and other risk factors listed in the company’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission and as included in Lawson Holding’s Form S-4 Proxy Statement/Prospectus filed with the Commission.

Additional Information and Where to Find It

Lawson has filed a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the proposed acquisition of Intentia by Lawson pursuant to the terms of the Transaction Agreement by and between Lawson and Intentia. On or about March 22, 2006, the proxy statement/prospectus will be mailed to the stockholders of Lawson and Intentia security holders being U.S. persons.  The security holders of Lawson and Intentia are urged to read the proxy statement/prospectus and other relevant materials when they become available because they will contain important information about the offer, Lawson and Intentia. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Lawson by going to Lawson’s Investor Relations page on its corporate Web site at www.lawson.com. Lawson has also prepared a Swedish prospectus that will be submitted for registration by the Swedish Financial Supervisory Authority.

Lawson and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lawson in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Lawson’s proxy statement, which was also filed as part of the Form S-4 submission filed with the SEC. This document is available free of charge by contacting the SEC or Lawson as indicated above.

# # #